UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   JULY 18, 2005                      /s/ Nikolaos Cacos
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                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
                      Tel: 604-687-1828 Fax: 604-687-1858
                            Toll Free: 800-901-0058
                       Internet: www.amera resources.com
                        E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS

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NEWS RELEASE                                                       JULY 18, 2005



                          NEWS RELEASE - JULY 18, 2005

                           PRIVATE PLACEMENT ANNOUNCED

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that further to a Price Reservation Form previously filed with the TSX Venture Exchange, the Company will be proceeding with a non-brokered private placement financing of up to 2,500,000 units at a price of $0.70 per unit, subject to regulatory approval. Each unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company exercisable at a price of $0.86 per share for two years, commencing on the date of the closing of the placement. Directors, officers and business associates will subscribe for a portion of the financing.

The proceeds will be used to finance the Company's ongoing mineral exploration in Peru, Nevada and Argentina, and for general working capital. The placement securities will be issued subject to a four month hold period.

ON BEHALF OF THE BOARD

/s/  Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
INFO@AMERARESOURCES.COM, or visit the Company's web site at HTTP://WWW.AMERARESOURCES.COM. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2005 NUMBER 15